Board of Directors
Nevada Gold & Casinos Inc.
3040 Post Oak Boulevard
Suite 675
Houston, TX 77056

June 1, 2007

Dear Directors:

Wynnefield Capital has been a substantial long-term shareholder of Nevada Gold & Casinos Inc. (UWN). At this moment, we own 1,236,390 shares. It should also be noted also that we have previously owned sizable positions in UWN. Unfortunately, in the current iteration of our ownership, we have suffered large losses as the stock price has reflected the results of the continued mismanagement which occurred under the aegis of H. Thomas Winn, your current chairman. While some steps have been taken to shore up the management of UWN and establish a better path forward for creation of shareholder value with the addition of Robert B. Sturges as CEO, the time has come to sever the company’s relationship entirely with Mr. Winn, removing him as chairman and as a director.

Thomas Winn’s continued association with the company and particularly his presence on the Board of Directors will only continue the lack of credibility that currently influences the investment community. After the series of major missteps, failed initiatives and ill-conceived investments detailed following, it is clear that any effort to rebuild shareholder value can only be negatively impacted by the perception that Mr. Winn has anything to do with the way forward.

Further, Wynnefield believes that the Board has an important responsibility to outside shareholders to rectify circumstances that have permitted Thomas Winn to be well rewarded while shareholders have lost 85% of their investment from January 1, 2004 until this writing. According to the UWN proxy filed on September 12, 2006, Mr. Winn is the highest paid employee at the company, receiving $375,000 in salary as Chairman. In addition, without respect to the performance of the company, he received a five figure bonus.

Outside shareholders have no other potential benefit from UWN than the performance of the company as reflected in the price of its common stock. As noted above, this performance has been directly affected in an extremely negative way by missteps orchestrated by Mr. Winn. Some examples from the public record that easily resonate with any informed observer are:

-	Failure to oversee the business practices and behavior of UWN’s partner in the Route 66 Casino project.

-	Undertaking of a flawed agreement with the Muscogee Nation, depriving appropriate benefit to UWN and its shareholders.

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Negligent failure to undertake the timely sale of non-critical corporate assets such as Goldfield RCI, Gold Mountain and Sunrise Land & Mineral. Liquidation of these assets would have strengthened UWN’s balance sheet and given the corporation financial flexibility currently unavailable.

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A six figure loan made with corporate funds during the first fiscal quarter of 2006 when UWN was in a difficult cash situation to Quest Entertainment, Inc., a privately held developer of gaming machines which had no apparent connection to UWN except for that fact that Thomas Winn was on its Board. The response to a question at the annual meeting of October 2006 made it obvious that the circumstances surrounding this loan (first revealed in the 10Q filed on September 30, 2006) were at best unclear.

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The enterprise threatening misstep occasioned through the purchase of a 50% interest in American Racing Entertainment LLC (ARE) has left UWN with over $60m of net debt and a market capitalization of less than 50% of that amount, approximately $26m.

As the record clearly illustrates, Thomas Winn has compounded his earlier judgmental and management mistakes with further missteps that, culminating in the ARE transaction, have put the equity holders of UWN common stock at extreme risk. In addition to all of the above, Winn controlled entities have been continuous sellers of UWN common stock, which, without respect to the reason for the sales, have further depressed the market’s view of our company’s prospects.

It is the Board’s responsibility to remove Thomas Winn and establish a new regime of governance and direction toward a path that will rebuild the shareholder value which has been lost through his incompetent stewardship. Mr. Winn’s continued association with UWN is a clear impediment to rebuilding confidence in the Company’s ability to achieve the potential that caused shareholders to invest in the first place.

Sincerely,

/s/ Nelson Obus
Nelson Obus Managing Member